                                                                    EXHIBIT 1.3

                    VAN KAMPEN AMERICAN CAPITAL PACE FUND
                          Certificate of Designation
                                      of
                    Van Kampen American Capital Pace Fund


The undersigned, being the Secretary of Van Kampen American Capital Pace Fund, a Delaware business trust (the "Trust"), pursuant to the authority conferred upon the Trustees of the Trust by Section 6.1 of the Trust's First Amended and Related Agreement and Declaration of Trust ("Declaration"), and by the affirmative vote of a Majority of the Trustees does hereby establish and designate the following classes of Shares of the Trust with following the rights, preferences and characteristics:

1. Classes of Shares. The Shares of the Trust shall be initially divided into three classes--Class A, Class B and Class C. The Trustees shall have the authority from time to time to authorize additional Classes of Shares of the Trust.

2. Sales Charges. Each Class A, Class B and Class C Share shall be subject to such sales charges, if any, as may be established from time to time by the Trustees in accordance with the Investment Company Act of 1940 (the "1940 Act") and applicable rules and regulations of the National Association of Securities Dealers, Inc., all as set forth in the Trust's prospectus.

3. Conversion. Each Class B and Class C Share of the Trust shall be converted automatically, and without any action or choice on the part of the Shareholder thereof, into Class A Shares of the Trust at such times and pursuant to such terms, conditions and restrictions as may be established by the Trustees and as set forth in the Trust's Prospectus.

4. Allocation of Expenses Among Classes. Expenses related solely to a particular Class (including, without limitation, distribution expenses under an administrative or service agreement, plan or other arrangement, however designated) shall be borne by that Class and shall be appropriately reflected (in a manner determined by the Trustees) in the net asset value, dividends, distribution and liquidation rights of the Shares of that Class.

5. Special Meetings. A special meeting of Shareholders of a Class of the Trust may be called with respect to the Rule 12b-1 distribution plan applicable to such Class or with respect to any other proper purpose affecting only holders of shares of such Class at any time by a Majority of the Trustees.

6. Other Rights Governed by Declaration. All other rights, preferences, qualifications, limitations and restrictions with respect to Shares of any Series of the Trust, or with respect to any Class of Shares set forth in the Declaration shall apply to

Shares of the Trust unless otherwise specified in this Certificate of Designation, in which case this Certificate of Designation shall govern.

7. Amendments, etc. Subject to the provisions and limitations of Section 9.5 of the Declaration and applicable law, this Certificate of Designation may be amended by an instrument signed in writing by a Majority of the Trustees (or by and officer of the Trust pursuant to the vote of a Majority of the Trustees) or when authorized to do so by the vote in accordance with the Declaration of the holders of a majority of all the Shares of the Trust outstanding and entitled to vote or, if such amendment affects the Shares of one or more but not all of the Classes of the Trust, the holders of a majority of all the Shares of the affected Classes outstanding and entitled to vote.

8. Incorporation of Defined Terms. All capitalized terms which are not defined herein shall have the same meaning as ascribed to those terms in the Declaration.


June 21, 1995


/s/ NORI L. GABERTY
Nori L. Gabert,
Secretary





                                       2